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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 15
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-37793

ATKORE INC.
(Exact name of registrant as specified in its charter)
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16100 South Lathrop Avenue Harvey, Illinois 60426
(708) 339-1610
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
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Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One
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Pursuant to the requirements of the Securities Exchange Act of 1934, Atkore Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Atkore Inc.

By: /s/ Matthew O. Wagner
Name: Matthew O. Wagner
Vice President and Corporate Secretary

Date: October 29, 2026